

June 29, 2012

<u>Via Secure E-mail</u>
Edward Woodward
Executive Vice Chairman and Director
Manchester United Ltd.
Old Trafford
Manchester M16 ORA
United Kingdom

> **Re:** **Manchester United Ltd.**
> **Amendment No. 2 to**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted on June 21, 2012**
> **CIK No. 0001549107**

Dear Mr. Woodward:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

2. Please remove the reference to "Joint Book-Running Managers" from the prospectus cover page.

Market and Industry Data, page ii

3. We note your disclosure in the second paragraph that the term "followers" included those individuals who responded that you were either their favorite football team in the world or a football team that they enjoyed following. Please revise to quantify the number of individuals that indicated you were their favorite football team versus the number of individuals that indicated you were a football team that they enjoyed following. To the extent you believe there are meaningful differences in the way these two categories of followers engage with you, please revise to discuss those differences.

4. We note your disclosure in the second paragraph that while Kantar Media believes the extrapolation methodology was robust and consistent with consumer research practices, there are inherent limitations in extrapolating survey results to a larger population than those actually surveyed. Please revise to clarify, if true, that due to these inherent limitations, your number of followers may be significantly less than the extrapolated survey results.

Prospectus Summary, page 1

5. We note your response to our prior comment 10 and reissue in part. While we acknowledge that the company anticipates that it will thrive and grow in the current operating environment, the company's financial results for the last three fiscal years have been sporadic and not universally profitable. In addition to the items referenced in our prior comment, we also note that your financial results for the latest interim period benefited from the recognition of certain tax assets. Please revise the summary in a manner that balances your positive outlook by including a narrative in which you discuss your recent financial results, including the significant unusual items affecting your reported results, and the challenging environment in which you have been operating.

6. We note your response to our prior comment 11 and your revised risk factor disclosure. Please revise the disclosure related to the corporate structure table on page 9 to summarize the information included in the risk factor. For example, please discuss your principal shareholder's voting power and any other governance arrangements, such as board representation rights, in sufficient detail so that investors can clearly understand the corporate governance and control of the company going forward. Please also identify Red Football LLC as an entity owned and controlled by the Glazer family.

7. We note your response to our prior comment 12 and reissue in part. Please revise this section and the prospectus throughout to remove excessive marketing language. Examples include "one of the world's leading brands," "one of the world's most recognizable brands," "the strength of our brand goes beyond the world of sports" and "one of the most famous and historic stadiums in the world." Marketing language that cannot be objectively substantiated should be removed. To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs.

8. We note your response to our prior comment 13 and reissue in part. Please revise this section and the prospectus throughout to disclose the source for all industry statistics, trends, projections and facts that you cite. In this regard, please refer to the Our Market Opportunity section on page 5 and revise as applicable.

Our Business Model and Revenue Drivers, page 2

9. We note your response to our prior comment 17 and reissue in part. Please revise this section to disclose your profit or loss for the years ended June 30, 2009, 2010 and 2011. In this regard, we note that you have disclosed your operating profit for the referenced years rather than your profit or loss from continuing operations.

10. We note your response to our prior comment 19 in which you state that you do not allocate the majority of operating costs to your three sectors. We note that less than 12% of operating expenses, representing variable costs, are allocated by sector. However, we note on page 45 your disclosure that you generate commercial revenue with low fixed costs and small incremental costs for each additional sponsor, making the commercial operation a relative high margin and scalable part of your business and a principal driver of growth for overall profitability. This disclosure may lead investors to believe that the company does have cost information on its three sectors. Therefore, please revise to describe the extent and type of costs associated with your principal sectors similar to the explanation provided in your response.

Our Competitive Strengths, page 3

11. We note your response to our prior comment 16 and reissue in part. You continue to state in the second bullet point of this section that you "enjoy the global support of [y]our community of 659 million followers." Please tell us how you determined that 659 million individuals support you globally. Otherwise, please revise to include disclosure for which you have a reasonable basis.

12. Please remove the last sentence from this section. The Glazer's success with the Tampa Bay Buccaneers does not belong in the Summary for an offering for this company.

Our Market Opportunity, page 5

13. We note your response to our prior comment 26. Please revise your disclosure in this section to clarify, consistent with your response, that the markets in China and certain developing territories are in their infancy, rather than all mobile technology and social media markets.

Use of Proceeds, page 37

14. We note your response to our prior comment 41 and reissue in part. We note your disclosure in the third paragraph that you currently have no specific plan for the net proceeds. Please revise to explain why you are conducting this offering. Otherwise, please confirm that you intend to more specifically identify and quantify the principal intended uses of the net proceeds prior to printing and distributing the preliminary prospectus.

Management's Discussion and Analysis of Financial Condition, page 45

Results of Operations, page 50

15. Refer to our prior comment 47. You state that you do not believe the use of tables is an effective or clear presentation of your results. Please explain to us why it would not be effective or clear. We continue to believe that a tabular presentation of relevant financial information would help investors' understanding of your discussion. Therefore, please revise your discussion to make use of tables to list and quantify factors to which changes in results are attributed, with the narrative disclosure explaining the underlying business reasons for each of the factors listed. Refer to Section 500 of the Financial Reporting Codification for additional guidance.

16. We note your revised discussion in response to our prior comment 49 but we do not believe your revisions are fully responsive to our comment. For example, on page 54, you attribute the change in employee benefit expenses to both your ongoing strategy of investing in your first team and increases to your overall number of employees without quantifying either. You also attribute results to higher bonuses paid to your players and non-player staff in 2011. Where you discuss a change that is attributable to more than one factor, please quantify the separate impact of each factor. In relation to this comment, we believe the use of tables and the expansion of discussion of operating expenses as set forth in our other comments will combine to provide a clear and useful discussion of results for your investors.

<u>Nine Months Ended March 31, 2012, page 50</u>

<u>Matchday revenue, page 51</u>

17. We note that matchday revenue declined "primarily" because you played two less games at home. Please tell us what the other reasons were for the decline in matchday revenue.

18. Please tell us why you played two fewer games at home and whether those games usually contributed more revenue than regular games.

<u>Operating expenses, page 51</u>

19. We note your response to our prior comment 51. You state that the current disclosure reflects the significant business reasons for the changes to your various operating expenses. While we understand that your current presentation discusses the broad categories employee benefit expenses and other operating expenses, our comment was intended to result in a discussion and analysis of those two broad categories at a greater level of detail than currently presented. For example, your discussion of employee benefit expenses for the nine months ended March 31, 2012 – your most significant broad category of expense – consists of only two sentences, one of which merely states in narrative form the amounts already presented on the table on the preceding page. In addition, the second sentence lists numerous factors to which changes are attributed, but quantifies none of those factors. We do not believe this level of disclosure is adequate to provide your investors with an appropriate level of understanding of your results. For this reason, we previously requested that you provide a more detailed discussion and analysis of the changes in your various operating expenses, such as changes in significant sub-categories of expenses and underlying business reasons for the changes. In this regard, we note that you present a further breakdown of various costs in notes 6 and 9 to your financial statements. Please reassess your current presentation and revise it to present information to investors in a greater level of detail appropriate to understanding the economics of your business. This may include providing further granularity into costs by function or nature. As previously requested, please also quantify cash expenses and amortized expenses.

<u>Year Ended June 30, 2011 as Compared to the Year Ended June 30, 2010, page 53</u>

<u>Matchday revenue, page 53</u>

20. Refer to our prior comment 53. The factors cited as cause of the £5.0 million increase in matchday revenue between the twelve months ended June 30, 2011 and 2010 aggregate to £2.6 million leaving approximately £2.4 million, or half of the change, unexplained. Please revise your disclosure accordingly.

Liquidity and Capital Resources, page 57

21. We note your revised disclosure in response to our prior comment 55. However, we note that the first full paragraph on page 58 still begins by stating you have a favorable working capital position despite negative working capital at June 30, 2011 and March 31, 2012. It appears the description of the timing of your cash flows that follows your statement about your working capital position may be more indicative of your cash conversion cycle than your working capital position. Please revise the beginning of this disclosure as appropriate. With regards to your working capital deficit, cash received from deferred revenues initially offset one another such that there is no change in working capital. It appears that the subsequent use of the cash received from deferred revenues for investing and financing purposes, among other factors, contributes to the cause of the deficit. Please clarify your discussion in this regard, and discuss (i) other factors that materially contribute to the working capital deficit, (ii) how changes in working capital directly generate operating cash, and (iii) further expound upon the impact of the working capital deficit on your liquidity and capital resources and how the working capital deficit is managed.

Business, page 70

Our current sponsors, page 80

22. We note your response to our prior comment 62 and reissue in part. We note that a significant percentage of your sponsorship revenue appears to be due to your shirt and training kit sponsors. We also note that you highlight the importance of these particular sponsors by name throughout the prospectus, including on page 1 of the Summary. Please revise this section to quantify the significance of these sponsors to your sponsorship revenue in the last completed fiscal year. To the extent that none of the remainder of your sponsors constitute a significant percentage of your sponsorship revenue, please include a statement to that effect.

Training kit partner, page 82

23. We note your response to our prior comment 64 and reissue. Please revise to discuss in greater detail and to quantify the payments to be paid by DHL under the training kit partnership arrangement.

Management, page 95

Arrangements or Understandings, page 96

24. We note your response to our prior comment 69 and reissue. We note your disclosure in the Directors section on page 109 that the holders of a majority of the voting power of your Class B shares shall be entitled to determine a "designated director" whose presence shall be required for your board of directors to have a quorum. We also note that your principal shareholder following this offering will own 100% of your Class B ordinary shares. Please revise this section to disclose the right of the Class B shareholder to determine a designated director and to identify the principal shareholder's designated director following the offering.

Compensation, page 99

Directors and Executive Management Compensation, page 99

25. We note your response to our prior comment 70 and reissue in part. We note your response that neither Cayman Islands nor United Kingdom law requires the disclosure of the compensation of the company's executive officers and directors on an individual basis for the most recently completed fiscal year. As previously requested, please also clarify whether, notwithstanding the absence of such a legal requirement, the company has in fact disclosed the compensation of your named executive officers and directors on an individual basis for your most recently completed fiscal year. Refer to Item 6.B.1 of Form 20-F.

Material US Federal Income Tax Consequences, page 116

Treatment of the Company as a Domestic Corporation, page 117

26. We note your response to our prior comment 81 and reissue in part. Please disclose in the registration statement what you have supplementally disclosed regarding why you expect to be treated as a domestic corporation for U.S. federal income tax purposes pursuant to I.R.C. Section 7874.

27. Please delete the second paragraph as it is inappropriate to assume the tax consequence at issue and revise to state counsel's opinion with respect to this tax consequence.

Consolidated Statement of Cash Flows, page F-7

28. We note your response to our prior comment 85. Based on your response, we understand that the deferral, or roll up, of interest payments on your secured paid in kind loan is classified as a positive adjustment in arriving at net cash generated from operating activities and that payment of such rolled up and accrued interest in fiscal 2011 is classified as a cash outflow in arriving at net cash used in financing activities. In this regard, we understand that your operating cash flows benefited in periods that interest payments were deferred due to the non-cash add back adjustment but that this benefit to operating cash flows was not reversed upon subsequent payment of the deferred amounts in a later period. As a result, your cumulative operating cash flows for the periods of interest deferral and repayment are greater than would have been reported had interest been paid timely rather than deferred over the same cumulative period.

You state that your basis for classifying the payment of rolled up and accrued interest as a financing cash outflow is that rolled up interest legally becomes part of the principal amount of the loan under the terms of the contract. While the unpaid interest may be considered principal under the terms of your loan, in substance it is simply an obligation for unpaid interest. In this regard, we refer to BC3.26 of the Conceptual Framework for Financial Reporting, which states that faithful representation means that financial information represents the substance of an economic phenomenon rather than merely representing its legal form. Paying deferred interest, whether termed principal by your debt contract, is in substance a payment of interest and not a "re" payment of amounts borrowed as specified in paragraph 17(d) of IAS 7.

Finally, we note your reference to paragraph 11 of IAS 7, which states that an entity presents its cash flows in a manner which is most appropriate to its business. It does not appear that this paragraph specifically supports your classification decision, but merely states generally that an entity should appropriately classify its cash flows. We do note, however, that the paragraph immediately following the general paragraph you cited, deals specifically with loan payments including both interest and capital. Paragraph 12 of IAS 7 states that a single transaction may include cash flows that are classified differently. It then provides an example of a transaction in which a cash repayment of a loan includes both interest and capital and states that the interest element may be classified as an operating activity while the capital element is classified as a financing activity. Based on the substance of the transaction, we believe you should revise the classification of the payment of interest in fiscal 2011 to an adjustment within net cash generated from operating activities so as to result in a faithful representation of the transaction and your operating cash flows over the cumulative period. Please reclassify your statements of cash flows accordingly.

Notes to Consolidated Financial Statements, page F-8

Note 2: Summary of significant accounting policies, page F-8

2.5 Revenue recognition, page F-11

c) Commercial, page F-12

29. We note your response to our prior comment 88. In the second and third paragraphs of your response, you provide information with respect to the typical pattern of revenue recognition and effort expended over the term of a contract. Please revise to include similar information in your policy disclosure.

2.7 Deferred income, page F-13

30. We note your response to our prior comment 89. Please revise to disclose in Note 17 the information quantified in the last paragraph of your response.

2.9 Property, plant and equipment, page F-13

31. Refer to our prior comment 56. Based on your revised disclosure, it appears there may be circumstances in which you capitalize the cost of maintenance. Please explain why you believe it is appropriate to capitalize maintenance and your basis for during so under the accounting literature. In your response, explain how capitalized maintenance differs from maintenance that is expensed as incurred.

2.12 Players' registrations and football staff remuneration, page F-14

a) Remuneration, page F-15

32. We note your response to our prior comment 91 regarding a description of loyalty fees. In your response, you state that if the loyalty fee is to recognize past service, the loyalty fee is charged to the income statement in the period in which the fee becomes payable. Please clarify when the fee generally becomes payable and, therefore, when the fee is generally recognized and whether this differs from the period over which the player earns the fee based on past service. In addition, the description of your accounting in your response appears to differ from the revised disclosure in your policy note, which states that loyalty fees are accrued for in the period to which they relate. Please clarify the term "the period to which they relate," explain how this period is determined, and reconcile the information in your response and your disclosure.

Note 12: Investment properties, page F-32

33. Please revise your description of investment property to state that it primarily comprises the "leasehold on" the Manchester International Freight Terminal, as appropriate.

Note 14: Player Registrations, page F-34

34. We note your response to our prior comment 100 and your concerns about future events that may impact amortization on an on-going basis. Please revise to disclose expected amortization of players' registrations in future periods based on the amount of player registrations recorded at the end of the most recent period then provide appropriate explanatory information so investors understand what the amounts represent.

Part II

Item 8. Exhibits and Financial Statement Schedules, page II-2

35. We note your response to our prior comment 104 and reissue in part. Please advise whether the company has a beneficial interest in any material contracts with the Premier League or the Champions League. If so, please file these agreements as exhibits to the registration statement. Please also file the Memorandum and Articles of Association of the Premier League as exhibits to the registration statement.

36. Please revise the exhibit index to annotate that you will file a tax opinion and consent of counsel.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680, Justin Dobbie, Legal Branch Chief, at (202) 551-3469 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director